07069852

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN

INDEX

Note: Schedules other than those referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Report of Independent Registered Public Accounting Firm

Plan Administrator
Omnicom Group Retirement Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at the end of year and the schedule of late remittances are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements as of and for the year ended December 31, 2006 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

New York, New York
June 27, 2007

Statements of Net Assets Available for Benefits

December 31,	**2006**	2005
Assets		
Investments, at fair value (Note 4)	**$1,562,599,396**	$1,417,260,090
Contributions due from:		
Employer	**35,670,000**	38,639,718
Employees	**1,598,043**	1,576,473
Accrued interest and dividends	**410,632**	492,895
Due from broker for investments sold	**79,359**	431,590
Total receivables	**37,758,034**	41,140,676
Total assets, at fair value	**1,600,357,430**	1,458,400,766
Liabilities		
Accrued expenses	**264,068**	135,300
Due to broker for investments purchased	**399,012**	19,958
Total liabilities	**663,080**	155,258
Net assets, at fair value	**1,599,694,350**	1,458,245,508
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	**4,026,515**	5,079,330
Net assets available for benefits	**$1,603,720,865**	$1,463,324,838

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	**2006**	2005
Additions		
Interest and dividend income	**$ 75,373,887**	$ 46,828,239
Contributions:		
Employer	**35,995,364**	38,588,178
Employees	**94,330,072**	67,502,760
Rollovers	**12,371,563**	8,733,810
	142,696,999	114,824,748
Net appreciation in fair value of investments (Note 4)	**98,235,970**	25,544,969
Total additions	**316,306,856**	187,197,956
Deductions		
Benefit payments	**175,587,049**	113,499,958
Administrative expenses	**323,780**	287,183
Total deductions	**175,910,829**	113,787,141
Increase in net assets available for benefits	**140,396,027**	73,410,815
Assets transferred into plan (Note 1(b))	**-**	278,193,566
Net assets available for benefits, beginning of year	**1,463,324,838**	1,111,720,457
Net assets available for benefits, end of year	**$1,603,720,865**	$1,463,324,838

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

(a) General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies (the "Employer") of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee" or "FMTC"). A division of the Trustee performs the recordkeeping services for the Plan.

(b) Plan Mergers

In 2005, 36 retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan as follows:

Effective Date	Number of Plans
August 1, 2005	14
October 1, 2005	9
November 14, 2005	1
December 1, 2005	12

Total assets of $278,193,566 for the 2005 merged plans were transferred to the Plan's Trustee.

In 2006, no retirement plans were merged into the Plan.

The Company anticipates that additional subsidiaries may merge their plan assets into the Plan in the future.

(c) *Eligibility and Plan Entry Dates*

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are qualified to enroll as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, the 401(k), or the matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

(d) *Contributions*

Profit sharing contributions and matching contributions by the participating companies ("Employer Contributions") to the Plan are discretionary and are authorized for each Plan year by the participating companies for the benefit of eligible employees in the respective companies.

Matching contribution formulas for employees enrolled in the 401(k) feature are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive any Employer Contributions if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

The Plan allows employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute any percentage of their eligible compensation as pre-tax contributions to the Plan, up to the annual dollar limit under the Code.

(e) *Participant Accounts*

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions allocated to the participant, if any. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

(f) *Forfeitures*

Forfeitures of terminated participants' nonvested account balances may be used to reduce Employer Contributions and may also be used to pay Plan expenses. As of December 31, 2006 and 2005, unallocated forfeitures totaled $7,496,288 and $1,720,161, respectively. For the year ended December 31, 2006, the Company estimates that approximately $6,887,000 of forfeitures will be used to reduce the Employer Contributions. For the year ended December 31, 2005, $1,260,429 of forfeitures were used to reduce the Employer Contributions.

(g) *Vesting*

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following vesting schedules, as adopted by the participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more,

or

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

For the 401(k) plans that were merged into the Plan, certain more favorable vesting schedules that were maintained under the merged plans were grandfathered into the Plan for participants in those plans at the time of the merger.

(h) *Payment of Benefits*

Upon termination of employment, disability or death, a participant (or their beneficiary) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum payment, partial lump-sum distributions, annual installment payments for up to 20 years, or certain other distribution options permitted under the Plan for participants of merged plans that offered alternative forms of payment. Also, payment of the account to a terminated participant may be deferred until age 70½ in accordance with Internal Revenue Service guidelines.

Effective March 28, 2005, the Plan was amended to provide that accounts of terminated participants are automatically distributed if their vested balance is $1,000 or less.

(i) *Participant Loans*

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the vested balance in the participant's account and bear interest at the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2006 range from 4% to 12%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. Loans granted for principal residences transferred from merged plans may have longer maturity dates.

(j) Administrative Expenses

The Plan pays certain administrative expenses associated with professional services provided to the Plan. Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other miscellaneous fees are deducted from the participants' accounts. Other expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined, where applicable, by reference to quoted market prices. Fair values of investments that do not have readily ascertainable market value (such as commingled pools) have been determined by the Trustee based on the underlying publicly traded assets of the portfolios. Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

Participants can invest in various securities, including mutual funds, commingled pools and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation, as discussed in Note 3.

3. New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position, AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP requires that investment contracts held by a defined-contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust, the Fidelity Managed Income Portfolio II (the "Fund").

As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the Fund as well as the adjustment of the investment in the Fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Also, the FSP required retroactive application to the Statement of Net Assets Available for Benefits as of December 31, 2005. The adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

As a result of the adoption of the FSP, the Plan reflected the Fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $4,026,515 and $5,079,330 as of December 31, 2006 and 2005, respectively, in the accompanying Statements of Net Assets Available for Benefits. The fair value of the Fund as of December 31, 2006 and 2005 was $337,203,588 and $340,453,305, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The interest crediting rates at December 31, 2006 and 2005 were 4.37% and 3.73%, respectively. The average market yield of the Fund for the year ended December 31, 2006 was 4.38%. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

4. Investments

As of December 31, 2006 and 2005, the Plan assets were invested as follows:

	Fair Value	
December 31,	**2006**	2005
Omnicom Group Inc. Common Stock	**$ 162,578,109* †**	$ 163,288,145*
Fidelity Managed Income Portfolio II	**337,203,588***	340,453,305*
Fidelity US Equity Index Commingled Pool	**192,233,248***	169,974,610*
Fidelity Diversified International Fund	**167,102,884***	115,632,671*
Fidelity Equity Income Fund	**159,499,027***	133,166,518*
Fidelity Contrafund	**143,191,208***	116,640,210*
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	**84,132,956***	76,906,882*
Dreyfus Midcap Value Fund	**81,714,631***	78,528,483*
PIMCO Total Return Fund, Administrative Class	**76,076,682**	72,679,605*
Wells Fargo Large Company Growth Fund I	**67,304,913**	75,871,602*
Fidelity Low-Priced Stock Fund	**21,261,834**	19,432,275
Fidelity Freedom Income Fund	**1,718,913**	739,668
RS Partners Fund A	**1,283,838**	-
T. Rowe Price Science & Technology Fund	**-**	9,455,065
Fidelity Freedom 2000 Fund	**674,362**	423,498
Fidelity Freedom 2005 Fund	**727,685**	548,694
Fidelity Freedom 2010 Fund	**4,243,876**	1,683,561
Fidelity Freedom 2015 Fund	**4,925,610**	3,033,198
Fidelity Freedom 2020 Fund	**6,585,233**	4,223,253
Fidelity Freedom 2025 Fund	**7,408,739**	2,979,382
Fidelity Freedom 2030 Fund	**7,832,502**	4,468,703
Fidelity Freedom 2035 Fund	**5,324,768**	2,367,483
Fidelity Freedom 2040 Fund	**10,402,826**	6,342,635
Cash and Cash Equivalents	**51,046**	430,562
Participant loans	**19,120,918**	17,990,082
	$1,562,599,396	$1,417,260,090

* - Represents 5% or more of net assets available for benefits.

† - On June 25, 2007, pursuant to a two-for-one stock split, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007.

During 2006 and 2005, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

December 31,	**2006**	2005
Omnicom Group Inc. Common Stock	**$32,770,068**	$ 2,016,464
Fidelity US Equity Index Commingled Pool	**25,243,999**	5,263,144
Fidelity Diversified International Fund	**16,659,701**	9,664,417
Fidelity Equity Income Fund	**14,661,992**	(692,281)
Fidelity Contrafund	**583,089**	9,881,699
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	**2,483,675**	(1,015,184)
Dreyfus Midcap Value Fund	**917,052**	(3,211,522)
PIMCO Total Return Fund, Administrative Class	**(838,715)**	(881,310)
Wells Fargo Large Company Growth Fund I	**1,390,806**	2,868,440
Fidelity Low-Priced Stock Fund	**1,442,441**	220,069
Fidelity Freedom Income Fund	**21,655**	3,583
RS Partners Fund A	**(29,590)**	-
T. Rowe Price Science & Technology Fund	**708,643**	174,894
Fidelity Freedom 2000 Fund	**14,279**	10,767
Fidelity Freedom 2005 Fund	**26,363**	18,352
Fidelity Freedom 2010 Fund	**108,465**	52,030
Fidelity Freedom 2015 Fund	**219,740**	139,446
Fidelity Freedom 2020 Fund	**311,511**	201,310
Fidelity Freedom 2025 Fund	**345,824**	136,280
Fidelity Freedom 2030 Fund	**371,750**	239,226
Fidelity Freedom 2035 Fund	**300,265**	120,740
Fidelity Freedom 2040 Fund	**522,957**	334,405
Total	**$98,235,970**	$25,544,969

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested and nonforfeitable in accordance with the terms of the Plan.

6. Tax Status

The Plan is a qualified employee benefit plan under Section 401(a) of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated June 22, 2005.

The Plan has been amended from time to time since receiving the determination letter, including an amendment adopted on September 21, 2005 in connection with the receipt of the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

7. Party-In-Interest Transactions

Certain plan investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, the investments qualify as party-in-interest transactions. Excluding fees from brokerage transactions, no fees were charged to the Plan by the Trustee for investment management services for the years ended December 31, 2006 and 2005.

One of the investment funds of the Plan invests exclusively in Company Stock. The Plan owned 1,555,176 and 1,918,103 shares of Company Stock as of December 31, 2006 and 2005, respectively, with corresponding year-end market values of $162,578,109 and $163,288,145.

Additionally, participants who are active employees may borrow from their accounts (see Note 1(i)) and such loans qualify as party-in-interest transactions.

8. Late Remittances

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period. These contributions and loan repayments totaled approximately $312,000 for 2006 and $52,000 for 2005. A portion of these contributions are included in contributions due from employees at December 31, 2006. The Trustee computed the lost earnings to the participants on these contributions and the participating companies subsequently remitted these contributions, loan repayments and the calculated lost earnings to the Plan.

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-1514814 Plan No. 004

December 31, 2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	1,555,176 shares. Employer security. Common stock. $.15 par value.	a	**$162,578,109 †**
*	Fidelity Managed Income Portfolio II	341,230,103 shares. Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**337,203,588**
*	Fidelity US Equity Index Commingled Pool	4,233,280 shares. Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**192,233,248**
*	Fidelity Diversified International Fund	4,522,406 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**167,102,884**
*	Fidelity Equity Income Fund	2,724,151 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**159,499,027**
*	Fidelity Contrafund	2,196,184 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**143,191,208**
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	6,321,033 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**84,132,956**
	Dreyfus Midcap Value Fund	2,547,214 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**81,714,631**
	PIMCO Total Return Fund, Administrative Class	7,329,160 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**76,076,682**
	Wells Fargo Large Company Growth Fund I	1,337,007 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**67,304,913**
*	Fidelity Low-Priced Stock Fund	488,329 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**21,261,834**
*	Fidelity Freedom Income Fund	148,953 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,718,913**
	RS Partners Fund A	36,629 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**1,283,838**
*	Fidelity Freedom 2000 Fund	54,122 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**674,362**
*	Fidelity Freedom 2005 Fund	62,677 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	**727,685**

Schedule of Assets Held for Investment Purposes at End of Year
EIN: 13-1514814 Plan No. 004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity	(d) Cost	(e)
*	Fidelity Freedom 2010 Fund	290,279 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	4,243,876
*	Fidelity Freedom 2015 Fund	403,739 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	4,925,610
*	Fidelity Freedom 2020 Fund	424,033 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	6,585,233
*	Fidelity Freedom 2025 Fund	580,168 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	7,408,739
*	Fidelity Freedom 2030 Fund	488,615 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	7,832,502
*	Fidelity Freedom 2035 Fund	403,697 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	5,324,768
*	Fidelity Freedom 2040 Fund	1,097,344 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	10,402,826
*	Cash and Cash Equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	51,046
*	Participant loans	Loans to participants with maturities through April 2035, interest rates ranging from 4.0% to 12.0%, collateralized by participants' vested account balances.	-	19,120,918
				$1,562,599,396

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

† - On June 25, 2007, pursuant to a two-for-one stock split, each shareholder received one additional share of Omnicom Group Inc. common stock for each share held on June 6, 2007.

For the Year Ended December 31, 2006

Participant Contributions and Loan Repayments Transferred Late to the Plan	Amounts Not Corrected	Amounts Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Amounts Pending Correction or in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$312,000 (1)	**N/A**	**$312,000**	**N/A**	**N/A**

(1) During 2006, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period. These contributions and loan repayments totaled approximately $312,000. A portion of these contributions are included in contributions due from employees at December 31, 2006. The Trustee computed the lost earnings to the participants on these contributions and the participating companies subsequently remitted these contributions, loan repayments and the calculated lost earnings to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP PROFIT-SHARING RETIREMENT PLAN

By: ______________________
Leslie Chiocco
Member of Administrative Committee

June 28, 2007

EXHIBIT INDEX

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan.
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of our report dated June 27, 2007, relating to the financial statements, and schedules of Omnicom Group Retirement Savings Plan, appearing in this Annual Report on Form 11-K for the year ended December 31, 2006.

BDO Seidman, LLP

BDO Seidman, LLP
New York, New York

June 27, 2007

END